Exhibit 99.2

TC BIOPHARM (HOLDINGS) PLC

Form of Proxy for the Annual General Meeting

This proxy is solicited by the

Board of Directors

I/We, _____________________________________________________________________________________

(name in full in block capitals)

of ________________________________________________________________________________________

being a member/members of TC BioPharm (Holdings) plc (the “Company”) hereby appoint the Chair of the meeting (see note 1 below) as my/our proxy to attend, speak and vote for me/us and on my/our behalf in relation to all Ordinary shares of the Company that I/we am/are entitled to vote (unless otherwise specified in accordance with note 6 below) at a Annual General Meeting of the Company to be held at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR on August 29, 2025 at 2:00 p.m. British Summer Time (9:00 a.m. Eastern Standard Time) and at any adjournment thereof, on the following resolutions as indicated by an ‘X’ in the appropriate box:

Resolution	For	Against	Withheld

Resolution 1: THAT the Company’s annual report and audited financial statements for the year ended December 31, 2024 (the “2024 U.K. Annual Report”) are received.

Resolution 2: THAT the Directors’ Remuneration Report for the year ended December 31, 2024, which is set forth in the 2024 U.K. Annual Report is received and approved.

Resolution 3: THAT Ecovis Wingrave Yeats (“Ecovis”) as our U.K. statutory auditor of the Company, are re-appointed to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.

Resolution 4: THAT the Audit Committee is authorized to determine the remuneration of the U.K. statutory auditor for the year ending December 31, 2025.

Resolution 5: THAT each of the ordinary shares of £0.0001 each in the capital of the Company be and are hereby subdivided and reclassified into 1 ordinary share of £0.000001 and 1 B deferred share (B Deferred Share) of £0.000099 each in the capital of the Company such B Deferred Shares to have the rights set out in the new article 7B referred to Resolution 8.	☐	☐	☐

Resolution	For	Against	Withheld

Resolution 6: THAT, in accordance with s551 of the Companies act 2006 (Act), the directors of the Company or a duly authorised committee of the directors be generally and unconditionally authorised to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (Rights) up to an aggregate nominal amount of £200,000,000 for a period expiring (unless previously renewed, varied, or revoked by the Company in general meeting) five years after the date on which this Resolution is passed, save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or Rights to be granted and the directors may allot shares or grant Rights in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired. The authority granted by this Resolution shall be in addition to all existing authorities to allot any shares of the Company and to grant rights to subscribe for or convert any securities into shares in the Company previously granted to the directors pursuant to section 551 of the Act and without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.	☐	☐	☐

Resolution 7: THAT, conditional upon Resolution 6 being duly passed, and in addition to all existing powers to disapply pre-emption rights, the directors of the Company or any duly authorised committee of the directors be generally empowered pursuant to section 570 of the Act to allot equity securities (within the meaning of the Act) for cash, pursuant to the authority conferred by Resolution 6 as if section 561 of the Act and any pre-emption provisions of the articles of association of the Company (or howsoever otherwise arising) did not apply to the allotment for a period expiring (unless previously renewed varied or revoked by the Company prior to or on that date) five years after the date on which this Resolution is passed save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired	☐	☐	☐

Resolution	For	Against	Withheld
Resolution 8: THAT, subject to and conditional upon the passing of Resolution 5 the Articles of Association of the Company be amended by the insertion of a new Article 7B immediately after Article 7A, as follows:	☐	☐	☐

“7B. B Deferred Shares The B Deferred Shares of £0.000099 each in the capital of the Company (B Deferred Shares) shall have the rights, and shall be subject to the restrictions, set out in this Article 7B (a) to (d) below (inclusive):

(a)	A B Deferred Share:

	(i)	does not entitle its holder to receive any dividend or other distribution;

	(ii)	does not entitle its holder to receive a share certificate in respect of the relevant shareholding;

	(iii)	does not entitle its holder to receive notice of, nor to attend, speak or vote at, any general meeting of the Company;

	(iv)	entitles its holder on a return of capital on a winding up of the Company (but not otherwise) only to the repayment of the amount paid up on that share after payment of the capital paid up on each Ordinary Share in the share capital of the Company and the further payment of £100,000,000 on each Ordinary Share;

	(v)	does not entitle its holder to any further participation in the capital, profits or assets of the Company. The B Deferred Shares shall not be capable of transfer at any time other than with the prior written consent of the directors of the Company.

Resolution			For	Against	Withheld
(b)	The Company may at its option and is irrevocably authorised at any time after the creation of the B Deferred Shares to:

	(i)	appoint any person to act on behalf of any or all holder(s) of a B Deferred Share(s), without obtaining the sanction of the holder(s), to transfer any or all of such shares held by such holder(s) for nil consideration to any person appointed by the directors of the Company;

	(ii)	without obtaining the sanction of the holder(s), but subject to the Companies Act 2006 and uncertificated securities rules:

(A)	purchase any or all of the B Deferred Shares then in issue and to appoint any person to act on behalf of all holders of B Deferred Shares to transfer and to execute a contract of sale and a transfer of all the B Deferred Shares to the Company for an aggregate consideration of one penny payable to one of the holders of B Deferred Shares to be selected by lot (who shall not be required to account to the holders of the other B Deferred Shares in respect of such consideration); and

(B)	cancel any B Deferred Share without making any payment to the holder.

(c)	Any offer by the Company to purchase the B Deferred Shares may be made by the Directors of the Company depositing at the registered office of the Company a notice addressed to such person as the Directors shall have nominated on behalf of the holders of the B Deferred Shares.

(d)	The rights attaching to the B Deferred Shares shall not be, or be deemed to be, varied, abrogated, or altered by:

	(i)	the creation or issue of any shares ranking in pari passu with, the B Deferred Shares;

	(ii)	the Company reducing its share capital or share premium account;

	(iii)	the cancellation of any B Deferred Share without any payment to the holder thereof; or

Resolution	For	Against	Withheld

(iv) the redemption or purchase of any share, whether a B Deferred Share or otherwise, not by the passing by the members of the Company or any class of members of any resolution, whether in connection with any of the foregoing or for any other purpose, and accordingly no consent thereto or sanction thereof by the holders of the B Deferred Shares, or any of them, shall be required.”

Resolution 9: THAT, subject to and conditional upon the passing of Resolutions 5 and 8 , the Company be authorised for the purposes of section 694 of the Companies Act 2006 to make one or more off market purchases (as defined in section 693(2) of the Companies Act 2006) of its B Deferred Shares of £0.000099 each in accordance with the terms of the Articles of Association of the Company, as amended in accordance with Resolution 8 above; such power to apply until five years after the date on which this Resolution is passed	☐	☐	☐

Signature	Dated	2025

Notes:

1.	You may if you wish strike out the words “Chair of the meeting” and insert the name of some other person to act as your proxy in the space provided. All amendments to this form must be initialled. If you sign and return this form with no name inserted in the space the Chair of the meeting will be deemed to be your proxy. A proxy need not be a member of the Company but must attend the meeting in person. Where someone other than the Chair is appointed as a proxy the member appointing him/her is responsible for ensuring that they attend the meeting and are aware of his/her voting intentions. If a member wishes his/her proxy to speak on his/her behalf at the meeting, he/she will need to appoint someone other than the Chair and give his/her instructions directly to them.

2.	A member entitled to attend, speak and vote at the meeting is entitled to appoint a proxy or proxies to exercise all or any of his/her rights to attend, speak and to vote at the meeting instead of him/her. A proxy can only be appointed by following the procedure set out in these notes and the notes to the Notice of the Annual General Meeting.

3.	Completion and return of a form of proxy will not preclude a member from attending, speaking and voting at the meeting or any adjournment thereof in person. If a proxy is appointed and the member attends the meeting in person the proxy appointment will automatically be terminated.

4.	To be valid this form of proxy must be completed and lodged with the Company marked for the attention of the Company Secretary (Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR) not later than 2:00 p.m. British Summer Time (9:00 a.m. Eastern Standard Time) on August 27, 2025 and in the event of adjournment not less than 48 hours (excluding non-working days) before the time fixed for the meeting together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

5.	In the case of joint holders, signature of any one holder will be sufficient, but the names of all the joint holders should be stated. The vote of the senior holder who tenders the vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register or members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

6.	A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. A member may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please sign and date the form of proxy and attach a schedule listing the names and addresses (in block letters) of all of your proxies, the number of shares in respect of which each proxy is appointed (which, in aggregate, should not exceed the number of shares held by you) and indicating how you wish each proxy to vote or abstain from voting. If you wish to appoint the Chair as one of your multiple proxies, simply write “the Chair of the Meeting”.

7.	If a member submits more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

8.	If you wish to revoke an appointment you make under this proxy form, you may do so by delivering a notice in writing, to arrive before the start of the general meeting (or any adjourned general meeting) to which it relates to the addresses specified in Note (4).